BD 3/16


SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH, D.C.
213



SECURI 07004618 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDROCK TRADING PARTNERS, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
133277

2605 WALTON WAY
(No. and Street)

AUGUSTA (CITY) GA (state) 30904-4649 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THANE K. PLUMMER, Manager 1-706-364-2567 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY



Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Thane K. Plummer swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Redrock Trading Partners, LLC, as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title




JOY DICKS
NOTARY
PUBLIC
RICHMOND COUNTY, GA

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Members
Redrock Trading Partners, LLC
Augusta, Georgia

In planning and performing my audit of the financial statements of Redrock Trading Partners, LLC (the Company), for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2006 and further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Harvey E Karll CPA, P.C.
Newburyport, MA
February 13, 2007

REDROCK TRADING PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31,2006

Contents

*****

***

*


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

To the Members
Redrock Trading Partners, LLC,
2605 Walton Way
Augusta, GA 30904

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Redrock Trading Partners, LLC (the Company) as of December 31, 2006 and the related statements of operations, members equity, and cash flows for the year then ended that you are filling pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redrock Trading Partners, LLC as of December 31, 2006 and the results of its operations, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying Schedules I and II are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 13, 2006

Harvey Karll CPA P.C.

Redrock Trading Partners, LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 12,262
Clearing Account-Southwest	1,000
North America Clearing	10,212
Prepaid NASD Fees	1,700
Organization Costs of $12820 net of amortization of $1,916	10,904
	$ 36,078

Liabilities and Members Equity

Liabilities:	
Credit Cards Payable	$ 391
Accrued Expenses	4,000
	4,391
Members Equity:	
Members Capital	$ 31,687
	$ 36,078

See Accountant's Report & Accompanying Notes

Redrock Trading Partners, LLC
Statement of Operations
Twelve Months Ended December 31, 2006

Income	
Fees	$ 52,829
Interest Income	508
	53,337
Expenses	
Accounting & Auditing	6,750
Amortization	855
Broker Dealer Compliance	2,830
Commissions	10,263
Insurance	375
License & Permits	2,587
Members Bonus	25,630
Office Expense	809
Professional Fees	665
Regulatory Fees	150
Referral Fee	6,753
Travel	1,800
	59,467
Net Income (Loss)	($ 6,130)

(See Accountant's Report & Accompanying Notes)

REDROCK TRADING PARTNERS, LLC
Statement of Changes in Members Equity
Year Ended December 31, 2006

Balance, December 31, 2005	$24,267
Net Income (Loss)	(6,130)
Members Contributions	13,550
Members Distributions	(0)
Balance, December 31, 2006	$ 31,687

See Accountant's Report & Accompanying Notes

Redrock Trading Partners LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2006

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 6,130)	
Adjustments		
Add:		
Depreciation	855	
Accts Receivable	9,000	
Credit Cards Payable	110	
Accrued Expenses	4,000	
Less:		
Prepaid NASD Fees	(1,200)	
Accounts Payable	(8,805)	
Cash from Operations		(2,170)
Cash Flows - Invested		
Investing Cash Flows		0
Cash Flows - Financing		
Capital - CH-DeHaan	3,550	
Armada USA Capital	10,000	
Financing Cash Flows		13,550
Cash Increase (Decrease)		11,380
Cash - Beginning of Year		
Checking-Georgia Bank	5,052	
Savings-Georgia Bank	6,042	
Clearing Act.-Southwest	1,000	
Total Beginning of Year		12,094
Cash on Statement Date		$ 23,474

See Accountant's Report and Accompanying Notes

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Redrock Trading Partners, LLC was formed on May 24, 2004 in the State of Arizona as a limited liability corporation and moved to Georgia on August 12, 2006. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). The Company was formed in late 2004 and began operations as a broker-dealer in April of 2005. The Company provides services on behalf of clients for the purchase and/or sale of securities and private placements.

Method of Accounting

The company uses the accrual method of accounting for both financial and tax accounting purposes.

Concentration of Credit Risk

The company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2006 the company had nothing in excess of the FDIC insured limits. The company has not experienced any losses in such accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash, receivables, and payables.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to its members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes.

Cash and Cash -Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2006, the Company had net capital, as defined, of $17,368 which exceeded the required net capital by $ 12,368. At December 31, 2006, the Company had a ratio of aggregate indebtedness to net capital of .36 to 1.

4.CONCENTRATIONS

The Company received 86% of its revenue from one customer for the year ended December 31, 2006.

5. OWNERSHIP CHANGES

Effective May 22, 2006 the company members changes in ownership interest are as follows:

Thane Plummer from 40% to 30%
Bruce Johnson from 40% to 30%
CH DeHaan from 20%
Armada USA 20%

REDROCK TRADING PARTNERS, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2006

Schedule I

Members Equity		$31,687
Nonallowable assets:	$13,604	
Hair Cuts	715	14,319
Net capital		$17,368
Minimum net capital required		5,000
Excess net capital		12,368
Aggregate indebtedness		$ 4,391
Ratio of aggregate indebtedness to net capital		.36 to 1

See Accountant's Report & Accompanying Notes

Redrock Trading Partners, LLC
Reconciliation of Audited vs Unaudited Net Capital
As of December 31, 2006

Net Capital-As reported in part IIA Focus	$21,759
Year end accruals	(4,391)
Net Capital, As Above	$17,368
	=======

See Accountant's Report & Accompanying Notes

END